EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

February 2, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on February 2, 2012.

Item 4.	Summary of Material Change

The Company reported today the following exploration update on its Railroad and East Camp Douglas Projects.

Three core rigs and one RC rig are currently drilling at the Company`s flagship Railroad Project in the Carlin Trend focusing on the promising North Bullion Fault Zone target. Two of the core rigs are drilling with PQ core and one is continuing with reduced size HQ core.  All three are drilling angled holes into the recently identified north-south-trending target location looking for high-grade feeders within the broader North Bullion Fault Zone target area.

On the Company’s East Camp Douglas Project (”ECD”) a 30-hole Notice of Intent has been approved by the Bureau of Land Management. A core rig is being mobilized to ECD next week.  ECD is a district-scale exploration opportunity within the productive Walker Lane region of Nevada.

The Company also announces that, pursuant to its stock option incentive plan, it has granted certain employees, directors and advisors incentive stock options to purchase 740,000 common shares of the company at today’s closing price for a period of 5 years.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

February 2, 2012

GOLD STANDARD VENTURES CORP.

By:

“Richard Silas”
Corporate Secretary

(Please print here name of individual whose signature appears above.)

GOLD STANDARD REPORTS EXPLORATION UPDATES ON RAILROAD AND EAST CAMP DOUGLAS PROJECTS

Vancouver, B.C., - February 2, 2012 - Gold Standard Ventures Corp. (“Gold Standard”) (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com reported today the following exploration update on its Railroad and East Camp Douglas Projects.

Three core rigs and one RC rig are currently drilling at the Company`s flagship Railroad Project in the Carlin Trend focusing on the promising North Bullion Fault Zone target. Two of the core rigs are drilling with PQ core and one is continuing with reduced size HQ core.  All three are drilling angled holes into the recently identified north-south-trending target location looking for high-grade feeders within the broader North Bullion Fault Zone target area.  “These angle holes are designed to test a target zone defined by recent drilling which potentially contains multiple, steeply-dipping, mineralized feeders that are common within essentially all gold deposits on the Carlin Trend,” stated Dave Mathewson, Vice President of Exploration.

At the North Ridge Target Zone located on the Company’s Newmont Joint Venture adjacent to the Railroad Project, an RC rig is drilling a second vertical scout hole. “Drilling success in this previously undrilled area mid-way between Newmont’s Rain district and our Railroad district will serve to open up considerable exploration potential in this area,” stated Dave Mathewson.

On the Company’s East Camp Douglas Project (”ECD”) a 30-hole Notice of Intent has been approved by the Bureau of Land Management. A core rig is being mobilized to ECD next week.  ECD is a district-scale exploration opportunity within the productive Walker Lane region of Nevada.  Gold Standard acquired the project in September, 2010 through the successful consolidation of land/mineral rights in the district.  Prior exploration in the district was impeded by the existence of multiple land ownerships and geologic understandings were limited by only shallow RC drilling into very specific localities of mineralization expressed at, or near the surface.  One historic hole intersected 55 feet of .51 opt of gold from 35 to 90 feet down the hole. A district-wide dipole IP survey of target opportunity conducted by Zonge Geosciences Inc., under contract by Gold Standard, suggests potential targets for the source of this near-surface mineralization.

The Company also announces that, pursuant to its stock option incentive plan, it has granted certain employees, directors and advisors incentive stock options to purchase 740,000 common shares of the company at today’s closing price for a period of 5 years.

The stock options are subject to the terms of the Company’s stock option plan and regulatory approval.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground within North Central Nevada of which 15,349 acres comprise the flagship Railroad Gold Project.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this press release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com) and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml), and in other reports on our website at www.goldstandardv.com at Investors Information.